Exhibit 99.1

Nexxen Announces Updates to its Board of Directors

Nexxen’s Senior Independent Director, Mr. Neil Jones, appointed Interim Board Chairperson following the previously announced decision of Mr. Christopher Stibbs not to stand for re-election

NEW YORK, October 12, 2026 -- Nexxen International Ltd. (NASDAQ: NEXN) (“Nexxen” or the “Company”), the advertising technology platform powered by unique data and media, today announced updates to its Board of Directors (the “Board”), following the Company’s Annual General Meeting (“AGM”) on September 29, 2026.

As previously announced, Mr. Christopher Stibbs, Nexxen’s former Board Chairperson, did not stand for re-election at the 2026 AGM following seven years of service on Nexxen’s Board, including six as Chairperson. Following the AGM, the Board appointed Mr. Neil Jones, Nexxen’s Senior Independent Director, who has served on the Board since 2014, as Interim Board Chairperson while the Board evaluates its long-term leadership, composition and structure.

Following Mr. Stibbs’ departure, the Board now consists of five directors, four of whom are independent. Mr. Daniel Kerstein, one of Nexxen’s independent directors, has assumed the role of Chairperson of the Company’s Sustainability, Nomination and Governance Committee.

“On behalf of the Board and the entire Nexxen team, I want to thank Chris for his leadership, counsel and many contributions to the Company during his tenure,” said Ofer Druker, Chief Executive Officer of Nexxen. “We have benefitted greatly from his stewardship as Nexxen has grown and evolved into the Company it is today, and we wish him all the best. Neil’s deep and long-standing knowledge of Nexxen positions him well to step into the role of Interim Board Chairperson and to provide important continuity and independent oversight during this transition.”

“I am pleased to take on the role of Interim Chairperson and look forward to continuing to work closely with Ofer, the management team and my fellow directors,” said Mr. Jones. “Nexxen enters this next chapter from a position of strength, and the Board remains focused on supporting the Company’s strategy and creating long-term value for shareholders.”

About Nexxen

Nexxen is the advertising technology platform that delivers full-funnel performance powered by unique data and media. Comprised of a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core, we meet the demands of today’s converging media landscape with exclusive audience intelligence, automation and expertise.

Headquartered in Israel, Nexxen maintains offices throughout North America, Europe and Asia-Pacific and is traded on Nasdaq (NEXN). For more information, please visit nexxen.com.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations

ir@nexxen.com

Genevieve Wheeler, Senior Director of Communications

gwheeler@nexxen.com

Forward-Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the Board’s evaluation of its long-term leadership, composition and structure and any potential future changes resulting from such evaluation, as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report filed with the U.S. Securities and Exchange Commission (www.sec.gov) on Form 20-F. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law. Nexxen and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries.